Exhibit 12.1

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

(In Thousands, Except Ratios)

	Year ended December 31,
	2012	2011		2010	2009	2008
Earnings:
Income (loss) before income taxes	$(84,202)	$(31,758)		$(262,205)	$(318,297)	$176,246
Plus: fixed charges	52,403	49,351		37,179	26,148	22,410

Earnings available for fixed charges	$(31,799)	$17,593		$(225,026)	$(292,149)	$198,656

Fixed Charges:
Interest expense	$52,403	$49,351		$37,179	$26,148	$22,410

Total fixed charges	$52,403	$49,351		$37,179	$26,148	$22,410

Ratio of Earnings to Fixed Charges	(a )	(b	)	(c )	(d )	8.86

(a)	Earnings for the year ended December 31, 2012 were inadequate to cover fixed charges. The coverage deficiency was $84.2 million.
(b)	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges. The coverage deficiency was $31.8 million.
(c)	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges. The coverage deficiency was $262.2 million.
(d)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges. The coverage deficiency was $318.3 million.